

September 28, 2021

J. Carney Hawks
Chief Executive Officer
Hawks Acquisition Corp
600 Lexington Avenue, 9th Floor
New York, NY 10022

> **Re: Hawks Acquisition Corp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 27, 2021**
> **File No. 333-258264**

Dear Mr. Hawks:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed September 27, 2021

Limitations on Redemptions, page 98

1. We note that you removed the redemption limitation from Section 9.2 of your Amended and Restated Certificate of Incorporation, filed as exhibit 3.2, and your related disclosure in the prospectus. However, we also note your disclosure on page 51 that you "will have net tangible assets in excess of $5,000,000 upon the successful completion of this offering and the sale of the private placement warrants." Please describe in further detail (including any associated risks) how you will meet the minimum net tangible asset requirements in the event that all or a significant portion of your public stockholders elect to redeem their shares.

       Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian M. Janson